Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Astra Space Operations, LLC

Astra Spacecraft Engines, Inc.

Astra Space Technologies Holdings, Inc.

Astra Earth Operations LLC

The Company has excluded inactive subsidiaries who have had no business activity or immaterial assets during the year ended December 31, 2023. All subsidiaries are incorporated or organized in the state of Delaware.